Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2004

MAYNE GROUP LIMITED

(Translation of Registrant’s Name Into English)

Mayne Group House

21/390 St Kilda Road

Melbourne, Victoria 3004

Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X          Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No   X  .

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Media Releases /ASX Announcements

Exhibit 1 – Mayne launches paclitaxel in Europe

Exhibit 2 – Global Specialty Pharmaceuticals presentation and audio transmission

Exhibit 3 – Specialty pharmaceutical division outlook clarification

EXHIBIT 1

Media Release

4 May 2004

Mayne launches paclitaxel in Europe

Mayne Group Limited (ASX:MAY) today announced that it had launched Paxene® into all European Union markets excluding Spain, Denmark, Austria and Greece making it the first alternative to Taxol® that will be sold across the region. Paxene® is an injectable oncology drug used in the treatment of metastatic breast and ovarian cancer.

In February 2004, Mayne advised that it had entered into a collaboration agreement with Ivax for the manufacture, marketing and distribution of Paxene® in Europe.

Mayne’s Group Managing Director and Chief Executive Officer, Mr Stuart James said he is very pleased by the launch because it is earlier than originally planned and means that Mayne is the first to market an alternative to Taxol® in all major European markets.

“The launch of Paxene® in Europe is a significant win for Mayne and should mean at least six months, and possibly up to nine months sales before competitors enter the major markets. The progress of the launch has surpassed our initial expectations confirming our view that the deal with Ivax will generate significant value,” Mr James said.

“Our first to market position will be particularly important in tender driven markets such as the United Kingdom, France, Italy and the Nordic region because there is a real opportunity to lock in longer-term contracts in these countries,” he said.

Last week European regulators also approved the use of Mayne’s paclitaxel active pharmaceutical ingredient (API) produced in its Boulder facility for Paxene®. As a result, Mayne will be exclusively supplying the API for Paxene® from July 2004 resulting in the capture of the full supply chain benefits from that time.

In the last 12 months, Mayne has become a leading global supplier of paclitaxel through its existing rights to manufacture and sell the drug in Asia Pacific, the acquisition of the Boulder API manufacturing facility and dossiers for paclitaxel, the acquisition of the rights to market and sell paclitaxel in North America as well as the exclusive right to sell and distribute Paxene® to all major markets in Europe. This deliberate strategic positioning provides Mayne with the only global marketing and supply capability for paclitaxel besides Bristol-Myers Squibb.

The agreement with Ivax included a payment that was contingent upon Ivax receiving approvals for Paxene®. Given the success in getting the product to market earlier than anticipated, in accordance with the agreement Mayne made a milestone payment to Ivax of $US 25.5 million which is in addition to the $US 85 million previously advised for the North American paclitaxel acquisitions.

Mayne anticipates that revenues generated from paclitaxel in the United States and Europe resulting from its recent investments will be approximately $US 67 million in fiscal 2005 leading to EBITA earnings of $US 33 million. In its 2003 full year results presentation and prior to the Ivax agreement in Europe, Mayne forecast paclitaxel to contribute incremental EBITA of approximately $US 13.1 million in the 2004 calendar year growing to $US 16.4 million in 2005. Therefore the Paxene® arrangement adds significant value to Mayne in fiscal 2005 and results in a payback period from this investment of less than two years.

According to IMS data, annual European sales of Taxol® are approximately $US 450 million making it the largest oncology product in the region.

EXHIBIT 2

19 May 2004

Company Announcements Office

Australian Stock Exchange

Level 4

20 Bridge St

Sydney NSW 2000

Dear Sir,

Global Specialty Pharmaceuticals presentation and audio transmission

Mayne advises that on Monday 24 May 2004, it will be presenting to the UBS Global Specialty Pharmaceutical conference in New York, USA. The presentation slides will be lodged with the ASX and be available via Mayne’s website www.maynegroup.com prior to the presentation being delivered. A copy of the presentation script will also be lodged with the ASX and made available on Mayne’s website once the presentation has concluded.

The audio transmission will be available live on Monday 24 May 2004 at 11.30am (Eastern Standard Time – USA) and by replay. The replay will begin 3 hours after the presentation and will be available until 25 June 2004.

To access the audio webcast – go to www.ibb.ubs.com, find the conferences icon link in the centre of the page. Click on the icon and on the conferences web page click the link for Webcast under the Global Specialty Pharmaceutical Conference heading. You do not need a password to access the webcast.

Yours faithfully,

Mayne Group Limited

/s/ Karen Kee
Karen Kee
Company Secretary

EXHIBIT 3

Media Release

28 May 2004

Specialty pharmaceutical division outlook clarification

Given recent comment, Mayne Group Limited (ASX: MAY) wishes to clarify the near-term growth and earnings outlook and the long-term trend for its specialty pharmaceutical division.

Mayne expects that the long-term annual growth rate in revenues for its injectable specialty pharmaceutical division will be approximately 15-20% per annum and that its earnings before interest, tax and amortisation margin (EBITA margin) will be in the range of 17-20%. This outlook is broadly consistent with the historical results generated from this business over the last three to five years.

Regarding the current year, Mayne reiterates the guidance for fiscal 2004 given at its first half results presentation in February. For the second half of fiscal 2004 Mayne anticipates that earnings before interest and tax (EBIT) for the specialty pharmaceutical business will be consistent with the first half. Mayne also advises that based on second half results to date, revenues for this division are anticipated to be approximately $500 million for the full year and will generate EBITA margins consistent with the long-term trend of approximately 17-20%.

Regarding the near-term outlook, with respect to fiscal 2005, as a result of the high level of acquisitions undertaken in fiscal 2004, Mayne expects that its specialty pharmaceutical revenues will grow above the long-term rate for that year and will be at least 30% higher than fiscal 2004. Mayne also advises that EBITA margins are expected to be consistent with the long-term guidance at 17-20%.

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in pharmaceuticals (the manufacture of specialty pharmaceuticals for distribution to more than 50 countries, pharmacy services, and health-related consumer products) and diagnostic services (pathology, diagnostic imaging and medical centres).

Media and investor enquiries
Larry Hamson
Ph: 03 9868 0380
Mb: 0407 335 907

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By:	/s/ Karen Kee
Name:	Karen Kee
Title:	Company Secretary

Date: 11 June 2004